


SEC   **15047819**   ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015

SEC FILE NUMBER
8- 52622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/01/14__ AND ENDING __12/31/14__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HALEY SECURITIES, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    FIRM I.D. NO.

__10703 J STREET, SUITE 102__
                              (No. and Street)

__OMAHA__   __NE__   __68127__
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  __SHIRLEY OVERLY__   __402-397-0780__
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HENJES, CONNER & WILLIAMS P.C.__
                         (Name – *if individual, state last, first, middle name*)

__P.O. BOX 1528__   __SIOUX CITY__   __IA__   __51102__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KH 3/14

OATH OR AFFIRMATION

I, __SHIRLEY OVERLY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __HALEY SECURITIES, INC._____, as of __DECEMBER 31_____, 20__14__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A_____

_____

_____

HEATHER M. SILVA
General Notary
State of Nebraska
My Commission Expires Nov 20, 2015

Signature

__PRESIDENT__
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

* * * * * * *



HENJES, CONNER & WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Haley Securities, Inc.
Omaha, Nebraska

We have audited the accompanying financial statements of HALEY SECURITIES, INC. (a Nebraska S Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Haley Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Haley Securities, Inc. as of December 31, 2014, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital and Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

Sioux City, Iowa
February 20, 2015

HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2014

HALEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	453,534
Receivable - other		294
CRD - Escrow		2,539
Prepaid expenses		22,178
Total current assets		478,545

FURNITURE AND EQUIPMENT

Furniture and equipment		20,933
Less accumulated depreciation		(12,273)
Net furniture and equipment		8,660

TOTAL ASSETS	$	487,205

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	16,168
Accrued expenses		15,615
Total current liabilities		31,783

STOCKHOLDERS' EQUITY

Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding		1,000
Retained earnings		454,422
Total stockholders' equity		455,422

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	487,205

The Accompanying Notes are an Integral Part of These Financial Statements.

HALEY SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES		
Placement fees	$	2,682,131
EXPENSES		
Commissions		1,490,122
Computer services		4,778
Continuing education		21,675
Dues and subscriptions		4,741
Employee benefits		42,129
Equipment rental		6,240
Insurance		23,240
Licenses and permits		23,398
Meals and lodging		4,000
Miscellaneous		1,387
Office		5,753
Salary		296,310
Professional fees		99,197
Rent		12,730
Taxes - payroll		52,351
Taxes - other		802
Travel and entertainment		5,956
Utilities		12,130
Depreciation		2,105
Contract labor		30,000
Total expenses		2,139,044
NET INCOME	$	543,087

The Accompanying Notes are an Integral Part of These Financial Statements.

HALEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2013					
as previously reported	1,000	$ 1,000	$ -	$ 275,408	$ 276,408
Prior period adjustment	-	-	-	3,259	3,259
December 31, 2013					
as adjusted	1,000	1,000	-	278,667	279,667
Net profit	-	-	-	543,087	543,087
Shareholder distributions	-	-	-	(367,332)	(367,332)
December 31, 2014	1,000	$ 1,000	$ -	$ 454,422	$ 455,422

The Accompanying Notes are an Integral Part of These Financial Statements.

HALEY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2014

Subordinated Liabilities, December 31, 2013	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2014	$	-

The Accompanying Notes are an Integral Part of These Financial Statements.

HALEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	543,087
Adjustments to reconcile net profit to net cash provided by operating activities:		
Depreciation		2,105
Decrease in receivable - other		1,844
Decrease in advances - shareholders		3,695
Decrease in CRD - Escrow		742
Decrease in prepaid expenses		10,628
Decrease in accounts payable		(198)
Increase in accrued expenses		3,431
NET CASH PROVIDED BY OPERATING ACTIVITIES		565,334

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of furniture and equipment		(3,293)
NET CASH USED BY INVESTING ACTIVITIES		(3,293)

CASH FLOWS FROM FINANCING ACTIVITIES

Shareholder draws		(367,332)
NET CASH USED BY FINANCING ACTIVITIES		(367,332)
NET INCREASE IN CASH		194,709
Cash and Cash Equivalents, Beginning of the Year		258,825
Cash and Cash Equivalents, End of the Year	$	453,534

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$	-
Cash paid for taxes	$	-

The Accompanying Notes are an Integral Part of These Financial Statements.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC and has posted the investor's fund to an ownership interest which happens twice per month. At that point the revenue has been earned by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred; expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2014 was $2,105.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Compensated Absences
Full-time year round employees are entitled to paid vacations depending on the length of services and other factors. Accrued vacation pay at December 31, 2014 was deemed immaterial and not accrued.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual stockholders who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company will record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation revealed no tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

No interest or penalties have been accrued for the year ended December 31, 2014. The federal and state income tax returns of the Company for 2013, 2012, and 2011 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2014 the Company had net capital of $421,751 which was $416,751 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .0754 to 1 at December 31, 2014.

NOTE C RELATED PARTY TRANSACTIONS

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Associates Limited Partnership, and Haley Real Estate Group. They also charge for office supplies. The Company is included in Dial Equities, Inc. health insurance, 401(k) plan, and they lease office space, office phone, and supplies. The Company also rents office space from an entity that is affiliated with one or more shareholders through common ownership. Total rent paid to that entity was $7,062 plus common area maintenance fees of $5,548 during the year ended December 31, 2014.

Haley Securities, Inc.

Notes to Financial Statements

NOTE C RELATED PARTY TRANSACTIONS – (Continued)

Related party expenses or (revenue) for the year ended December 31, 2014:

Haley Communities Limited Partnership Fund No. 1	$ (1,444)
Haley Communities Limited Partnership Fund No. 2	(936)
Blue Moon	12,610
Haley Associates LTD	(3,956)
Haley Real Estate Group	(2,973)
DEI Communities	20,868
Dial Equities, Inc.	46,883
Net related party expenses	$ 71,052

One or more shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Associates Limited Partnership, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 2 paid placement fees of 9% for all equity raised by the Company in 2014. The placement fees (revenue) earned by the Company for the year ended December 31, 2014 from Haley Communities Limited Partnership Fund No. 2 was $2,682,131.

NOTE D CONCENTRATIONS

100% of placement fees were generated from a single equity raise completed for Haley Communities Limited Partnership Fund No. 2 for the year ended December 31, 2014 (see Note C). The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

Haley Securities, Inc.

Notes to Financial Statements

NOTE F COMMITMENTS

The Company leases its office space, copier and a postage meter. The office space is leased from a related party as discussed in Note C. Future minimum rental commitments under these non-cancellable leases are as follows as of December 31, 2014:

For the Year Ending December 31,	Office Lease	Copier Lease	Postage Meter
2015	$ 7,415	$ 3,876	$ 835
2016	7,415	3,876	835
2017	7,415	3,230	835
2018	5,561	-	418
2019	-	-	-
Total	$ 27,806	$ 10,982	$ 2,932

NOTE G EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $32,118 for the year ended December 31, 2014 and is included in employee benefits on the statement of operations.

NOTE H SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2014 through February 20, 2015, which is the date the financial statements were available to be issued. There were no subsequent events requiring disclosure or recognition in the financial statements.

NOTE I PRIOR PERIOD ADJUSTMENT

The Company's 2013 furniture and equipment was understated by $3,259 and net income understated by the same amount. Accordingly, this amount was adjusted to restate shareholder's equity as of the beginning of the year.

SUPPLEMENTAL SCHEDULES

HALEY SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
December 31, 2014

Schedule I

Aggregate Indebtedness:

Total Liabilities			$ 31,783
Total Aggregate Indebtedness			31,783

Net Capital:

Credit items:			
Common stock	$	1,000	
Additional paid-in capital		-	
Retained earnings		454,422	455,422
Deduct Nonallowable Assets:			
Property and other assets, net of accumulated depreciation		8,660	
Prepaid and other assets		25,011	33,670
Net Capital			$ 421,751

Capital Requirements:

Minimum dollar requirements			$ 5,000
Net Capital exceeding requirements			416,751
Net Capital			$ 421,751

Percentage of Aggregate Indebtedness to Net Capital	7.54%

HALEY SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
December 31, 2014

	Schedule II
Aggregate indebtedness per audit report	$ 31,783
Aggregate indebtedness per FOCUS report	31,783
Difference	$ -
Net capital per audit	$ 421,751
Net capital per FOCUS report	421,751
Difference	$ -



HENJES, CONNER & WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Haley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Haley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) "Special Account for the Exclusive Benefit of Customers" and (2) Haley Securities, Inc. stated that Haley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Haley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Sioux City, Iowa
February 20, 2015

-14-

Haley Securities, Inc

Member FINRA/SIPC
10703 J St. Ste 102
Omaha, NE 68127
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240-15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Haley Securities, Inc.

I, Shirley Overly, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By : *Shirley Overly*

Title : *President*

February 20, 2015